SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                               ______________

                                  FORM 8-A/A
                               (AMENDMENT NO. 2)


              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                               THE CIT GROUP, INC.
             (Exact name of registrant as specified in its charter)

              DELAWARE                                    13-2994534

        (State of incorporation                     (I.R.S. Employer
            or organization                        Identification No.)

1211 Avenue of the Americas, New York, New York              10036

     (Address of principal executive offices)              (Zip Code)

If this form relates to the             If this form relates to the
registration of a class of              registration of a class of
securities pursuant to                  securities pursuant to
Section 12(b) of the Exchange           Section 12(g) of the Exchange
Act and is effective Pursuant           Act and is effective Pursuant
to General Instruction A(c),            to General Instruction A(d),
please check the following              please check the following
box.  [/x/]                             box.  [ ]

Securities Act registration statement file number to which this form relates (if applicable): Registration No. 333-86395

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class            Name of each exchange on which
         to be so registered            each class is to be registered

            Common Stock                  The New York Stock Exchange









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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.     Description of the Registrant's Securities to be Registered.

            The description of the securities to be registered hereby is incorporated by reference to the description contained in the registrant's Registration Statement on Form S-3 initially filed with the Securities and Exchange Commission (the "Commission") on September 1, 1999 (Registration No. 333-86395) (as amended by Amendment No. 1 thereto filed with the Commission on November 10, 1999, the "Registration Statement"). The description of the securities to be registered hereby contained in any prospectus included in the Registration Statement filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, will be deemed to be incorporated by reference in this registration statement upon the filing of any such prospectus with the commission.

Item 2.    Exhibits.

3.1       --Amended and Restated Certificate of Incorporation of the
            registrant.

3.2       --Certificate of Designation of Special Voting Stock of The
            CIT Group, Inc. (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form S-3, as amended by Amendment No. 1, filed on November 10,
            1999).

3.3       --Bylaws of the CIT Group, Inc., dated November 12, 1997
            (incorporated herein by reference to Exhibit 3.2 to Form 8-A filed on October 29, 1997).

4.1       --Form of certificate of Common Stock.

4.2       --Form of global note pertaining to $200 million in aggregate principal amount of 5-7/8% notes due October 15, 2008 (the "5-7/8" Notes) issued by the registrant and listed on the
            NYSE (incorporated herein by reference to Exhibit 1 to the Form 8-A filed by the registrant with the Commission on October 21, 1993).

4.3       --Indenture, dated as of July 14, 1989, between the registrant and The First National Bank of Chicago, as trustee, pertaining to the 5-7/8% Notes (incorporated herein by reference to Exhibit 4.8 to the registrant's registration statement on Form S-3 filed with the Commission on July 24, 1989 (Registration No. 33-30047)).

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                                SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  THE CIT GROUP, INC.



                                  By: /s/ Ernest D. Stein
                                     -----------------------------------
                                     Name:  Ernest D. Stein
                                     Title: Executive Vice President,
                                            General Counsel and
                                            Secretary
Date:  November 12, 1999

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                                 EXHIBIT INDEX


EXHIBIT
 NUMBER                 DESCRIPTION
 ------                 -----------

3.1       --Amended and Restated Certificate of Incorporation of the
            registrant.

3.2       --Certificate of Designation of Special Voting Stock of The
            CIT Group, Inc. (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form S-3, as amended by Amendment No. 1, filed on November 10,
            1999).

3.3       --By-Laws of the CIT Group, Inc., dated November 12, 1997
            (incorporated herein by reference to Exhibit 3.2 to Form 8-A filed on October 29, 1997).

4.1       --Form of certificate of Common Stock.

4.2       --Form of global note pertaining to $200 million in aggregate principal amount of 5-7/8% notes due October 15, 2008 (the "5-7/8" Notes) issued by the registrant and listed on the NYSE (incorporated herein by reference to Exhibit 1 to the Form 8-A filed by the registrant with the Commission on October 21, 1993).

4.3       --Indenture, dated as of July 14, 1989, between the registrant and The First National Bank of Chicago, as trustee, pertaining to the 5-7/8% Notes (incorporated herein by reference to Exhibit 4.8 to the registrant's registration statement on Form S-3 filed with the Commission on July 24, 1989 (Registration No. 33-30047)).

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                                                          EXHIBIT 3.1

                AMENDMENT TO RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                                THE CIT GROUP, INC.

                         UNDER SECTIONS 242 AND 245 OF THE
                          DELAWARE GENERAL CORPORATION LAW

The CIT Group, Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify that:

              1.  The name of the Corporation is The CIT Group, Inc.

              2. The original certificate of incorporation of the Corporation was filed by the Secretary of State of the State of Delaware on the 29th day of August, 1979. The name under which the Corporation was originally incorporated was "RCA Holdings Corp." The certificate of incorporation was amended by amendments filed with the Secretary of State of the State of Delaware on January 31, 1980 and April 30, 1986, further amended and restated in its entirety by the filing of a Restated Certificate of Incorporation on December 29, 1989, subsequently further amended by the filing of an amendment thereto on September 26, 1997, and further amended and restated in its entirety by the filing of an Amended and Restated Certificate of Incorporation on November 12, 1997 (as so amended, the "Restated Certificate of Incorporation").

              3. This Amended and Restated Certificate of Incorporation restates, integrates and further amends the Corporation's existing Restated Certificate of Incorporation as follows:

                  (1) Article FOURTH has been amended to rename the Class A Common Stock as "Common Stock," to remove the authorization for the issuance of Class B Common Stock, to reclassify all authorized Class B Common Stock as Common Stock and to remove the conversion and other provisions relating to the Class B Common Stock;

                  (2) Article EIGHTH has been amended to eliminate the reference to the Class B Transferee and to eliminate references to multiple classes of common stock; and

                  (3) Article NINTH has been amended to eliminate references to multiple classes of common stock.

              4. The Restated Certificate of Incorporation of The CIT Group, Inc., as amended or supplemented heretofore, is further amended hereby, and is hereby restated to read in its entirety, as hereinafter set forth:

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             AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

                                     OF

                              THE CIT GROUP, INC.

             FIRST:  The name of the Corporation is The CIT Group, Inc.

             SECOND: Its registered office in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is THE CORPORATION TRUST COMPANY.

             THIRD: The purpose and powers of the Corporation are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

             FOURTH: (a) The total number of shares of stock that the Corporation shall have authority to issue is 1,260,000,000, of which (i) 50,000,000 shares shall be shares of preferred stock, par value $.01 per share (the "Preferred Stock"), and (ii) 1,210,000,000 shares shall be shares of Common Stock, par value $.01 per share ("Common Stock").

                     (b) Shares of Preferred Stock may be issued from time to time in one or more series. Subject to any limitations set forth in this Amended and Restated Certificate of Incorporation and any limitations prescribed by the laws of the State of Delaware, the Board of Directors is expressly authorized, prior to the issuance of any series of Preferred Stock, to fix by resolution or resolutions providing for the issue of any series, the number of shares included in such series and the designation, relative powers, preferences and participating, optional or other special rights, and the qualifications, limitations or restrictions of such series.

                     (c) The Board of Directors shall have the sole power to issue additional shares of stock of any class or series at any time or from time to time.

             FIFTH: In determining the number or the record holders of outstanding shares of any class of stock of the Corporation for the purpose of computing or determining the method of computing the vote or determining the right to vote at any meeting of stockholders or of a class of stockholders, the original stock ledger of the Corporation as at the close of business on the record date fixed for such meeting or, if the stock transfer books of the Corporation shall have been closed for a period immediately preceding the date of such meeting, then as at the close of business on the date as of which such stock transfer books were so closed, shall be conclusive for all purposes, and in determining the number or the record holders of outstanding shares of any class of stock of the Corporation for any other purpose, the original stock ledger of the Corporation as at the close of business on the date as of which the determination is being made, shall be conclusive for all purposes; all notwithstanding any other provision of this Amended and Restated Certificate of Incorporation.

             SIXTH: The Board of Directors shall have all powers and authorities conferred upon it by the laws of the State of Delaware and is expressly authorized to adopt, amend or repeal the By-Laws of the Corporation. The Corporation may in its By-Laws confer powers upon its directors in addition to the powers and authorities expressly conferred upon them by the laws of the State of Delaware.

             SEVENTH: (a) Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specific circumstances, the number of directors of the Corporation shall be fixed by the By-Laws of the Corporation and may be increased or decreased from time to time in such a manner as may be prescribed by the By-Laws. The directors of the Corporation need not be stockholders thereof.

                        (b) Unless and except to the extent that the By-Laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

                        (c) Subject to any rights of holders of Preferred Stock, any vacancy occurring in the Board of Directors caused by death, resignation, increase in number of directors or otherwise may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director.

             EIGHTH: (a) Any corporate action required to be taken at any annual or special meeting of the stockholders, or any corporate action which may be taken at any annual or special meeting of the stockholders, may be taken only at a duly called annual or special meeting of stockholders and may not be taken by written consent of the stockholders in lieu of a meeting.

                      (b) Unless otherwise prescribed by law or this Amended and Restated Certificate of Incorporation, special meetings of stockholders may be held at any time on call of the Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, the Chief Executive Officer, the President or, at the request in writing of a majority of the Board of Directors, any other officer.

             NINTH: (a) In anticipation that DKB will remain a substantial stockholder of the Corporation, and in anticipation that the Corporation and DKB may engage in the same or similar activities or lines of business and have an interest in the same areas of corporate opportunities, and in recognition of the benefits to be derived by the Corporation through its continued contractual, corporate and business relations with DKB (including possible service of directors and officers and other employees of DKB as directors or officers or other employees of the Corporation), the provisions of this Article NINTH are set forth to regulate and define the conduct of certain affairs of the Corporation as they may involve DKB and its directors and officers and other employees, and the powers, rights, duties and liabilities of the Corporation and its directors, officers and other employees and stockholders in connection therewith.

                     (b) DKB shall have no duty to refrain from engaging in the same or similar activities or lines of business as the Corporation, and neither DKB nor any director or officer or other employee thereof (except as provided in subsection (c) below) shall be liable to the Corporation or its stockholders for breach of any fiduciary duty by reason of any such activities of DKB. In the event that DKB acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both DKB and the Corporation, DKB shall have no duty to communicate or offer such corporate opportunity to the Corporation and shall not be liable to the Corporation or its stockholders for breach of any fiduciary duty as a stockholder of the Corporation by reason of the fact that DKB pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to the Corporation.

                     (c) In the event that a director or officer or other employee of the Corporation who is also a director or officer or other employee of DKB acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both the Corporation and DKB, such director or officer or other employee of the Corporation shall have fully satisfied and fulfilled his fiduciary duty to the Corporation and its stockholders with respect to such corporate opportunity, if such person acts in a manner consistent with the following policy:

                     (1) A corporate opportunity offered to any person who is an officer or employee of the Corporation, and who is also a director but not an officer or employee of DKB, shall belong to the Corporation; (2) a corporate opportunity offered to any person who is a director but not an officer or employee of the Corporation, and who is also a director or officer or other employee of DKB shall belong to the Corporation if such opportunity is expressly offered to such person in writing solely in his capacity as a director of the Corporation, and otherwise shall belong to DKB; and (3) a corporate opportunity offered to any person who is an officer or other employee of both the Corporation and DKB, or an officer of one and a non-officer employee of the other, shall belong to the Corporation if such opportunity is expressly offered to such person in writing solely in his capacity as an officer or employee of the Corporation, and otherwise shall belong to DKB

                      (d) Any person purchasing or otherwise acquiring any interest in shares of the capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article NINTH.

                      (e)  For purposes of this Article NINTH only:

                      (1) A director of the Corporation who is Chairman of the Board of Directors of the Corporation or of a committee thereof shall not be deemed to be an officer or employee of the Corporation by reason of holding such position (without regard to whether such position is deemed an officer of the Corporation under the By-Laws of the Corporation), unless such person is a full-time employee of the Corporation; and

                      (2) (i) The term "Corporation" shall mean the Corporation and all corporations, partnerships, joint ventures, associations and other entities which are controlled by the Corporation (directly or indirectly) through the ownership of the outstanding voting power of such corporation, partnership, joint venture, association or other entity or otherwise and (ii) the term "DKB" shall mean DKB and all corporations, partnerships, joint ventures, associations and other entities (other than the Corporation, defined in accordance with subsection (i) of this Section (e)(2)) which are controlled by DKB(directly or indirectly) through the ownership of the outstanding voting power of such corporation, partnership, joint venture, association or other entity or otherwise.

                     (f) Notwithstanding anything in this Amended and Restated Certificate of Incorporation to the contrary, the foregoing provisions of this Article NINTH shall expire on the date that DKB ceases to own beneficially Common Stock representing at least 25% of the total voting power of outstanding Common Stock of the Corporation and no person who is a director or officer or other employee of the Corporation is also a director or officer or other employee of DKB. Neither the alteration, amendment or repeal of this Article NINTH nor the adoption of any provision of this Amended and Restated Certificate of Incorporation inconsistent with this Article shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article NINTH, would accrue or arise, prior to such alteration, amendment, repeal or adoption.

          TENTH: The Corporation elects not to be governed by Section 203 of the General Corporation Law.

          ELEVENTH: The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by the General Corporation Law (including, without limitation, paragraph (7) of subsection (b) of Section 102 thereof), as the same may be amended and supplemented from time to time. Any repeal or modification of this Article ELEVENTH shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to or at the time of such repeal or modification.

           TWELFTH: The Corporation shall, to the fullest extent permitted by the General Corporation Law (including, without limitation, Section 145 thereof), as the same may be amended and supplemented from time to time, indemnify any and all persons whom it shall have power to indemnify under the General Corporation Law. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled, whether as a matter of law or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

           THIRTEENTH: The By-Laws of the Corporation may be altered, amended or repealed at any meeting of the Board of Directors or of the stockholders, provided that notice of such alteration, amendment or repeal be contained in the notice of such meeting of the Board of Directors or stockholders (subject, in the case of meetings of stockholders, to the provisions of Article II of the By-Laws), as the case may be.

           FOURTEENTH: Unless the context of this Amended and Restated Certificate of Incorporation otherwise requires, words of any gender shall be deemed to include each other gender and words using the singular or plural number shall also include the plural or singular number, respectively.

             5. This Amended and Restated Certificate of Incorporation was duly adopted by the Board of Directors of the Corporation in accordance with
Section 245 of the General Corporation Law and by the affirmative vote of the holders of a majority of the outstanding stock of the Corporation entitled to vote thereon, in accordance with Section 242 of the General Corporation Law.

           IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by Albert R. Gamper, Jr., its President and Chief Executive Officer, this 28th day of October, 1999.

THE CIT GROUP, INC.

                             By:  __/s/ Albert R. Gamper Jr._______
                                  Name:  Albert R. Gamper, Jr.
                                  Title:  President and Chief Executive
                                          Officer


ATTEST:



___/s/ Ernest D. Stein____
Ernest D. Stein, Secretary

                                                            EXHIBIT 4.1
                   (FRONT SIDE OF STOCK CERTIFICATE)

COMMON STOCK                                            SHARES
NUMBER
___________________                                     _______________
                                                        CUSIP 125577106

                           THE CIT GROUP, INC.
            INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE
                     THIS CERTIFICATE IS TRANSFERABLE IN
                    TORONTO, CANADA AND NEW YORK, NEW YORK


                                                SEE REVERSE FOR
                                                CERTAIN DEFINITIONS


THIS IS TO CERTIFY THAT

________________________________
IS THE OWNER OF

FULLY PAID NON-ASSESSABLE SHARES OF COMMON STOCK $.01 PAR VALUE, OF The CIT Group, Inc., transferable on the books of the Corporation by the holder hereof in person or by duly authorized attorney upon surrender of this certificate properly endorsed. This certificate is not valid unless countersigned and registered by the Transfer Agent and Registrar or countersigned by the Co-transfer agent.

     WITNESS the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated________________


_/s/ Albert R. Gamper, Jr.                      _/s/ Ernest D. Stein
President and Chief Executive Officer           Secretary

COUNTERESIGNED:                      OR         COUNTERSIGNED AND REGISTERED:
MONTREAL TRUST COMPANY OF CANADA                THE BANK OF NEW YORK
By                                              By
   _____________________                            __________________
Co-Transfer                                         Transfer Agent and
                                                    Registrar
Authorized Signatory                                Authorized Signatory


                              (CORPORATE SEAL)
                   (REVERSE SIDE OF STOCK CERTIFICATE)
                            THE CIT GROUP, INC.
     The Corporation will furnish without charge to each stockholder who so requests, the designations, powers, preferences and relative participating, optional or other special rights of each class of stock or series thereof of the Corporation and the qualifications, limitations or restrictions of such preferences and/or rights. Any such request should be made to the Secretary of the Corporation or to the Transfer Agent and Registrar named on the face of this certificate.
     The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:
TEN COM - as tenants in common       UNIF GIFT MIN ACT - ___________ Custodian
                                                           (Cust)
TEN ENT - as tenants by the entireties
                                                         ___________
JT TEN - as joint tenants with                             (Minor)
         right of survivorship                           under Uniform gifts
         and not as tenants in common                    to Minors Act
                                                         ___________________
                                                              (State)
Additional abbreviations may also be used though not in the above list.
For Value Received, _________________ hereby sell, assign and transfer unto PLEASE INSERT SOCIAL SECURITY OR OTHER
IDENTIFYING NUMBER OF ASSIGNEE
______________________________________
______________________________________
______________________________________________________________________________
(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE)
______________________________________________________________________________
______________________________________________________________________________
______________________________________________________________________________

Shares of the stock represented by the within certificate, and do hereby irrevocably constitute and appoint __________________________, Attorney, to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ________________________

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.
SIGNATURE(S) GUARANTEED: THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED GUARANTEE MEDALLION PROGRAM).


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